                       Securities and Exchange Commission

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                        Natural Microsystems Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                    638882100
         -------------------------------------------------------------
                                 (CUSIP Number)

                               Kent Jamison, Esq.
                            Locke Liddell & Sapp LLP
                          2200 Ross Avenue, Suite 2200
                               Dallas, Texas 75201
                                 (214) 740-8416
         -------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  April 5, 1999
         -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   Exhibit Index is located at page 4 herein.

                      (Continued on the following page(s))

--------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Steve W. Shepherd

--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a)   / /

               (b)   / /

--------------------------------------------------------------------------------
       3       SEC USE ONLY

--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*
               PF

--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                      / /

--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

--------------------------------------------------------------------------------
                              7                  SOLE VOTING POWER
                                                 800,000 (See Item 5).
  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
                              8                  SHARED VOTING POWER

                                                 0
               -----------------------------------------------------------------
                              9                  SOLE DISPOSITIVE POWER
                                                 650,000 (See Item 5)
               -----------------------------------------------------------------
                              10                 SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               800,000 (See Item  5)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*
                                                                        / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.3%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------


                                                               Page 2 of 5 Pages

Cusip No. 638882100


Item 1.  SECURITY AND ISSUER.

         This statement relates to shares of the common stock, par value $.01 per share (the "COMMON STOCK"), of Natural Microsystems Corporation, a Delaware corporation ("ISSUER"). The principal executive offices of the Issuer are located at 100 Crossing Boulevard, Framingham, Massachusetts 01702 and its telephone number at such address is (508) 620-9300.

Item 2.  IDENTITY AND BACKGROUND.

         (a)-(c) The name of the person filing this Schedule 13D is Steve W. Shepherd (the "REPORTING PERSON"). The Reporting Person's (i) present principal occupation is private investing and (ii) principal address is Route 2, Box 144G, Fredericksburg, Texas 78624.

         (d)-(e) During the last five years or otherwise, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which caused him to become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   The Reporting Person is a United States citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person acquired the shares of Common Stock held thereby with personal funds.

Item 4.  PURPOSE OF TRANSACTION.

         The Reporting Person does not have any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4 (although the Reporting Person reserves the right to develop such plans or proposals). The Reporting Person acquired the shares of Common Stock for investment purposes. From time to time the Reporting Person may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock that he owns. On April 1, 1999, the Reporting Person (i) purchased on the open market call rights to purchase 2,000 shares of Common Stock on or before November 5, 1999 (the "CALL RIGHTS") and (ii) sold on the open market put rights to sell 10,000 shares of Common Stock on or before November 5, 1999 (the "PUT RIGHTS"). On April 9, 1999, the Reporting Person sold all of the Call Rights.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The Reporting Person has (i) sole voting power with respect to 800,000 shares of Common Stock, constituting 7.3% of the 11,023,120 outstanding shares of Common Stock and (ii) sole dispositive power with respect to 650,000 shares of Common Stock, constituting 5.9% of the 11,023,120 outstanding shares of Common Stock.


                                                               Page 3 of 5 Pages

Cusip No. 638882100


         (c) On April 1, 1999, the Reporting Person (i) purchased the Call Rights on the open market and (ii) sold the Put Rights on the open market. On April 5, 1999, the Reporting Person purchased 50,000 shares of Common Stock through the brokerage firm, Salomon Smith Barney, for the sum of $157,255, which sum he obtained from his personal funds. On April 7, 1999, the Reporting Person purchased 50,000 shares of Common Stock through Salomon Smith Barney for the sum of $168,442.50, which sum he obtained from his personal funds. On April 8, 1999, the Reporting Person purchased 75,000 shares of Common Stock through Salomon Smith Barney for the sum of $249,192.50, which sum he obtained from his personal funds. On April 9, 1999, the Reporting Person purchased 35,000 shares of Common Stock through Salomon Smith Barney for the sum of $117,167.50, which sum he obtained from his personal funds. On April 12, 1999, the Reporting Person (i) purchased 50,000 shares of Common Stock through Salomon Smith Barney for the sum of $153,758.13, which sum he obtained from his personal funds and (ii) sold all of the Call Rights.

         (d)   Not applicable.

         (e)   Not applicable.

Item 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On April 1, 1999, the Reporting Person (i) purchased the Call Rights on the open market and (ii) sold the Put Rights on the open market. On April 12, 1999, the Reporting Person sold all of the Call Rights.

         Other than the Put Rights, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.


                                                               Page 4 of 5 Pages

Cusip No. 638882100


         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



DATED:   April 14, 1999

                                       /s/ Steve W. Shepherd
                                       ----------------------------------------
                                       Steve W. Shepherd



                                                               Page 5 of 5 Pages